UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
______________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2015

Commission File Number 000-28508

Flamel Technologies S.A.
(Translation of registrant's name into English)

Parc Club du Moulin à Vent
33 avenue du Dr. Georges Levy
69693 Vénissieux Cedex France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                                                                    Form 40-F ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                                                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-____________

Attached hereto and incorporated herein by reference are the following: (i) as Exhibit 1 hereto, the registrant’s press release dated October 5, 2015, (ii) as Exhibit 2 hereto, the registrant’s press release dated September 9, 2015, (iii) as Exhibit 3 hereto, the registrant’s press release dated July 30, 2015, and (iv) as Exhibit 4 hereto, the registrant’s press release dated June 29, 2015.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLAMEL TECHNOLOGIES, S.A.

Dated: October 13, 2015	/s/ Michael S. Anderson
Michael S. Anderson
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

1.	Press Release dated October 5, 2015
2.	Press Release dated September 9, 2015
3.	Press Release dated July 30, 2015
4.	Press Release dated June 29, 2015

2